SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

Commission file number: 001-11015


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

            Dial Consumer Products Group 401(k) Plan for
            Hourly Employees at Fort Madison and Aurora


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                 THE DIAL CORP
                                  DIAL TOWER
                            PHOENIX, ARIZONA  85077


                                   SIGNATURE

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Dial Consumer Products Group 401(k)
Plan for Hourly Employees at Fort Madison and Aurora Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   DIAL CONSUMER PRODUCTS GROUP
                                   401(k) PLAN FOR HOURLY
                                   EMPLOYEES AT FORT MADISON
                                   AND AURORA




                                   By  /s/Linde Harned
                                       Linde Harned
                                       Committee Chairman
DATE:  June 28, 1994

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN
FOR HOURLY EMPLOYEES AT FORT MADISON AND AURORA



Financial Statements for the
Years Ended December 31, 1993 and 1992,
Supplemental Schedules for the
Year Ended December 31, 1993 and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Plan Participants of
 The Dial Consumer Products Group
 401(k) Plan for Hourly Employees at
 Fort Madison and Aurora:

We have audited the accompanying statements of net assets available for benefits of The Dial Consumer Products Group 401(k) Plan for Hourly Employees at Fort Madison and Aurora (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on page 8 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche
June 8, 1994

THE DIAL CONSUMER PRODUCTS GROUP
401(k) PLAN FOR HOURLY EMPLOYEES AT FORT MADISON AND AURORA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992


ASSETS                                    1993              1992

INVESTMENTS AT FAIR VALUE:
  Shares of registered
    investment companies:
    Vanguard Windsor II Fund          $2,458,412       $1,750,953
    T. Rowe Price Stable Value Fund    2,130,822        1,718,365
    Vanguard GNMA Fund                   619,855          472,138
  Common stock:
    The Dial Corp Common Stock           413,620          306,825
    GFC Financial Corporation
      Common Stock                        44,837           44,280
                                      ----------       ----------
          Total investments            5,667,546        4,292,561

CONTRIBUTIONS RECEIVABLE                  18,380           15,025
                                      ----------       ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                        $5,685,926       $4,307,586
                                      ==========       ==========


See notes to financial statements.

THE DIAL CONSUMER PRODUCTS GROUP
401(k) PLAN FOR HOURLY EMPLOYEES AT FORT MADISON AND AURORA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992


                                          1993              1992
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions                 $  994,096       $  844,619
    Company matching                      88,763           82,730
    Employee                              45,429           36,113
                                      ----------       ----------
          Total contributions          1,128,288          963,462
                                      ----------       ----------

  Transfer of assets                           0           24,321
                                      ----------       ----------

  Investment income:
    Dividends                            179,143          140,058
    Interest                             112,620          104,564
    Net appreciation in
      fair value of investments          121,058          112,562
                                      ----------       ----------
          Total investment income        412,821          357,184
                                      ----------       ----------
          Total additions              1,541,109        1,344,967

DEDUCTIONS - Distributions
  to participants                        162,769          107,592
                                      ----------       ----------
NET INCREASE                           1,378,340        1,237,375

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                    4,307,586        3,070,211
                                      ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $5,685,926       $4,307,586
                                      ==========       ==========

See notes to financial statements.

THE DIAL CONSUMER PRODUCTS GROUP
401(k) PLAN FOR HOURLY EMPLOYEES AT FORT MADISON AND AURORA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992

1.  DESCRIPTION OF THE PLAN

    The following brief description of The Dial Consumer Products Group 401(k) Plan for Hourly Employees at Fort Madison and Aurora (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    The Plan, commonly known as the Planning Retirement Income Management Earnings Plan ("PRIME"), was established October 1, 1991. Employees of the Consumer Products Group of the The Dial Corporation, a division of The Dial Corp ("Dial"), and certain of its subsidiaries (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax and after-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

    The Plan is subject to various regulations, particularly those under the Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan offers participants the following funds in which to invest pre-tax, after-tax and rollover deposits. Interest, dividends and other investment transactions are recorded on the accrual basis of accounting.

1) Vanguard Windsor II Fund - This fund invests in the common stock of other companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

2) T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund represents contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants.

3) Vanguard GNMA Fund - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

4) The Dial Corp Common Stock Fund - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of such stock.

5) GFC Financial Corporation ("GFCFC") Common Stock Fund - This fund invests in the common stock of GFCFC and any dividends paid on the stock are reinvested according to the participants' investment mix, due to this fund being closed to additional contributions. The fair value of this fund is dependent upon the fluctuation in the market value of the GFCFC stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 12% of compensation. Company matching contributions will be 25% of salary reduction, but not more than $4 per week. Each employee who has authorized a wage reduction at the rate of 6% or more may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Distributions of the Plan assets occur upon participant termination from the Company, financial hardship, disablement, retirement or death.

d. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

e. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, employee contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

f. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company.

g. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

h. Transfer of Assets - Effective October 1, 1991, a portion of the participants in The Dial Consumer Products Group 401(k) Plan, commonly known as the Taxsaver Investment Plan ("TIP") were transferred to the Plan. The Company continued to transfer participants from TIP to the Plan during 1992, as they became eligible. No participants were transferred in 1993.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies are as follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.  Payments of Benefits - Benefits are recorded when paid.

3.  NET ASSETS AND CHANGES THEREIN BY FUND

    The following tables present the net assets of the Plan by fund as of December 31, 1993 and 1992, as well as changes in net assets by fund for the years ended December 31, 1993 and 1992.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1993 AND 1992
                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC
                              Windsor      Stable       GNMA         Common       Common
1993                          II Fund      Value Fund   Fund         Stock        Stock        Total
ASSETS
Investments at fair value:
  Shares of registered
    investment companies:
    Vanguard Windsor
      II Fund                 $2,458,412                                                       $2,458,412
    T. Rowe Price Stable
      Value Fund                           $2,130,822                                           2,130,822
    Vanguard GNMA Fund                                  $  619,855                                619,855
  Common stock:
    The Dial Corp
      Common Stock                                                   $  413,620                   413,620
    GFCFC Common Stock                                                            $   44,837       44,837
Contributions receivable           7,653        6,645        2,336        1,746                    18,380
                              ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
 FOR BENEFITS                 $2,466,065   $2,137,467   $  622,191   $  415,366   $   44,837   $5,685,926
                              ==========   ==========   ==========   ==========   ==========   ==========

1992

ASSETS
Investments at fair value:
  Shares of registered
    investment companies:
    Vanguard Windsor
      II Fund                 $1,750,953                                                       $1,750,953
    T. Rowe Price Stable
      Value Fund                           $1,718,365                                           1,718,365
    Vanguard GNMA Fund                                  $  472,138                                472,138
  Common stock:
    The Dial Corp
      Common Stock                                                   $  306,825                   306,825
    GFCFC Common Stock                                                            $   44,280       44,280
Contributions receivable           6,016        5,964        1,745        1,300                    15,025
                              ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                $1,756,969   $1,724,329   $  473,883   $  308,125   $   44,280   $4,307,586
                              ==========   ==========   ==========   ==========   ==========   ==========

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEARS ENDED DECEMBER 31, 1993 AND 1992
                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC
                              Windsor      Stable       GNMA         Common       Common
1993                          II Fund      Value Fund   Fund         Stock        Stock        Total
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $  389,576   $  386,991   $  127,100   $   90,429                $  994,096
    Company matching              32,125       35,918       12,328        8,392                    88,763
    Employee                      20,020       18,818        4,963        1,628                    45,429
                              ----------   ----------   ----------   ----------                ----------
  Total contributions            441,721      441,727      144,391      100,449                 1,128,288
                              ----------   ----------   ----------   ----------                ----------
  Investment income:
    Dividends                    135,160                    33,782        9,018   $    1,183      179,143
    Interest                                  112,620                                             112,620
    Net appreciation
      (depreciation) in
      fair value of
      investments                125,105                    (3,788)      (9,890)       9,631      121,058
                              ----------   ----------   ----------   ----------   ----------   ----------

  Total investment income        260,265      112,620       29,994         (872)      10,814      412,821
                              ----------   ----------   ----------   ----------   ----------   ----------
  Total additions                701,986      554,347      174,385       99,577       10,814    1,541,109

DEDUCTIONS - Distributions
  to participants                (47,634)     (98,675)     (12,985)      (2,973)        (502)    (162,769)

INTERFUND TRANSFERS               54,744      (42,534)     (13,092)      10,637       (9,755)       -
                              ----------   ----------   ----------   ----------   ----------   ----------

NET INCREASE                     709,096      413,138      148,308      107,241          557    1,378,340

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR            1,756,969    1,724,329      473,883      308,125       44,280    4,307,586
                              ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR       $2,466,065   $2,137,467   $  622,191   $  415,366   $   44,837   $5,685,926
                              ==========   ==========   ==========   ==========   ==========   ==========

                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC        Vanguard
                              Windsor      Stable       GNMA         Common       Common       GIC
1992                          II Fund      Value Fund   Fund         Stock        Stock        Trust        Total
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $  325,699   $  354,290   $  102,293   $   62,337                             $  844,619
    Company matching              29,910       34,650       11,424        6,746                                 82,730
    Employee                      14,070       17,665        2,868        1,510                                 36,113
                              ----------   ----------   ----------   ----------                             ----------
  Total contributions            369,679      406,605      116,585       70,593                                963,462
                              ----------   ----------   ----------   ----------                             ----------
  Transfer of assets               8,609        8,768          176      (28,379)  $   31,139   $    4,008       24,321
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Investment income:
    Dividends                     74,368                    28,314       37,376                                140,058
    Interest                                   71,104                                              33,460      104,564
    Net appreciation
      (depreciation) in
      fair value of
      investments                 96,312                    (2,137)      (4,315)      22,702                   112,562
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total investment income        170,680       71,104       26,177       33,061       22,702       33,460      357,184
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total additions                548,968      486,477      142,938       75,275       53,841       37,468    1,344,967

DEDUCTIONS -
  Distributions to
    participants                 (32,120)     (41,015)     (18,538)      (4,616)        (310)     (10,993)    (107,592)

INTERFUND TRANSFERS               (3,003)     675,499       34,819       36,964       (9,251)    (735,028)       -
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)          513,845    1,120,961      159,219      107,623       44,280     (708,553)   1,237,375


NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR           1,243,124       603,368      314,664      200,502                   708,553    3,070,211
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR                 $1,756,969   $1,724,329   $  473,883   $  308,125   $   44,280   $   -        $4,307,586
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========


4.  RELATED PARTY TRANSACTIONS

    Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter, dated November 16, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.


*  *  *  *  *  *

THE DIAL CONSUMER PRODUCTS GROUP
401(k) PLAN FOR HOURLY EMPLOYEES AT FORT MADISON AND AURORA

SUPPLEMENTAL SCHEDULES
YEAR ENDED DECEMBER 31, 1993

Item 27a - Schedule of Assets Held for Investment Purposes
Column B                 Column C                 Column D       Column E

                         Description of
                         Investment Including
                         Collateral, Rate of
Identity of Issue,       Interest, Maturity
Borrower, Lessor or      Date, Par or                            Current
Similar Party            Maturity Value           Cost           Value
- - ----------------------   ----------------------   -----------    -----------

Vanguard Windsor         Common stock
  II Fund                 (144,273 shares)        $2,243,027     $2,458,412
T. Rowe Price Stable     GIC Fund
  Value Fund              (2,130,822 shares)       2,130,822      2,130,822
Vanguard GNMA            GNMA Fund
  Fund                    (59,774 shares)            616,843        619,855
The Dial Corp            Common stock
  Common Stock            (10,245 shares)            327,403        413,620
GFCFC Common Stock       Common stock
                          (1,546 shares)              20,272         44,837
                                                  ----------     ----------

          Total assets held for investment        $5,338,367     $5,667,546
                                                  ==========     ==========

Item 27d - Schedule of Reportable Transactions
Column A                    Column B       Column C     Column D     Column G     Column H     Column I

                                                                                  Current
                                                                                  Value
                                                                                  of Asset on  Net
Identity of                 Description    Purchase     Selling      Cost of      Transaction  Gain/
Party Involved              of Asset       Price        Price        Asset        Date         (Loss)
- - ------------------          ------------   ---------    ---------    ---------    ------------ -------
SINGLE TRANSACTIONS:

None Noted

SERIES OF TRANSACTIONS:

Vanguard Windsor II
  Fund                      Common Stock   $631,472                               $631,472
Vanguard Windsor II
  Fund                      Common Stock                $ 49,118     $43,985        49,118     $5,133
T. Rowe Price Stable
  Value Fund                GIC Fund        562,995                                562,995
T. Rowe Price Stable
  Value Fund                GIC Fund                     150,538     150,538       150,538

NOTE:  Reportable transactions are those which either singularly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.